SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Cactus, Inc.

(Name of Issuer)

Class A common stock, par value $0.01 per share

(Title of Class of Securities)

127203107

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 127203107

(1)	Names of Reporting Persons CACTUS WH ENTERPRISES, LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 17,934,356(1)

(6) Shared Voting Power 8,347,466(2)

(7) Sole Dispositive Power 17,934,356(1)

(8) Shared Dispositive Power 0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 26,281,822 shares of Class A common stock(1)(2)

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 35.0%(3)

(12)	Type of Reporting Person (See Instructions) OO

(1)         Beneficial ownership of the Class A common stock, par value $0.01 per share (“Class A Common Stock”), of Cactus, Inc. (the “Issuer”) referred to herein is being reported hereunder solely because the reporting person directly owns 17,934,356 shares of Class B common stock of the Issuer (“Class B Common Stock”) and 17,934,356 units representing limited liability company interests (“CW Units”) in Cactus Wellhead, LLC (“Cactus LLC”), which are exchangeable for shares of Class A Common Stock on a one-for-one basis, pursuant to the First Amended and Restated Limited Liability Company Operating Agreement of Cactus LLC (the “Cactus LLC Agreement”). Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)         In connection with the Issuer’s initial public offering, the Issuer entered into a Stockholders’ Agreement (the “Stockholders’ Agreement”) with Cadent Energy Partners II, L.P. (“Cadent”) and Cactus WH Enterprises, LLC (“Cactus WHE”), which provides Cadent and Cactus WHE with the right to designate a certain number of nominees to the Issuer’s board of directors so long as they and their respective affiliates collectively beneficially own at least 5% of the outstanding shares of the Issuer’s common stock. Therefore, Cactus WHE may be deemed to beneficially own an aggregate 26,281,822 shares, including the 8,347,466 shares Class A Common Stock issuable to Cadent upon the exchange of shares of Class B Common Stock together with CW Units held directly by Cadent, representing an aggregate combined voting power of 35.0%.

(3)         Based on 47,159,099 shares of Class A Common Stock of the Issuer issued and outstanding as of December 31, 2019 and 27,957,699 shares of Class A Common Stock issuable upon the exchange of shares of outstanding Class B Common Stock together with CW Units, as described above, outstanding on that date.

CUSIP No. 127203107

(1)	Names of Reporting Persons Scott Bender

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 13,132

(6) Shared Voting Power 26,281,822(1)(2)

(7) Sole Dispositive Power 13,132

(8) Shared Dispositive Power 17,934,356(1)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 26,294,954 shares of Class A common stock(1)(2)

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 35.0%(3)

(12)	Type of Reporting Person (See Instructions) IN

(1)         Together with Joel Bender, Scott Bender controls Cactus WHE and is deemed to beneficially own 17,934,356 shares of Class B Common Stock and 17,934,356 CW Units directly held by Cactus WHE, which are exchangeable for shares of Class A Common Stock on a one-for-one basis, pursuant to the Cactus LLC Agreement. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)         As a result of the Stockholders’ Agreement, Cadent, and therefore Scott Bender, may be deemed to share voting power over 8,347,466 shares of Class A Common Stock issuable to Cadent upon the exchange of shares of Class B Common Stock together with CW Units held directly by Cadent.  Scott Bender disclaims beneficial ownership of the securities deemed owned by Cactus WHE in excess of his pecuniary interests therein.

(3)         Based on 47,159,099 shares of Class A Common Stock of the Issuer issued and outstanding as of December 31, 2019 and 27,957,699 shares of Class A Common Stock issuable upon the exchange of shares of outstanding Class B Common Stock together with CW Units, as described above, outstanding on that date.

CUSIP No. 127203107

(1)	Names of Reporting Persons Joel Bender

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 13,132

(6) Shared Voting Power 26,281,822(1)(2)

(7) Sole Dispositive Power 13,132

(8) Shared Dispositive Power 17,934,356(1)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 26,294,954 shares of Class A common stock(1)(2)

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 35.0%(3)

(12)	Type of Reporting Person (See Instructions) IN

(1)         Together with Scott Bender, Joel Bender controls Cactus WHE and is deemed to beneficially own 17,934,356 shares of Class B Common Stock and 17,934,356 CW Units directly held by Cactus WHE, which are exchangeable for shares of Class A Common Stock on a one-for-one basis, pursuant to the Cactus LLC Agreement. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)         As a result of the Stockholders’ Agreement, Cadent, and therefore Joel Bender, may be deemed to share voting power over 8,347,466 shares of Class A Common Stock issuable to Cadent upon the exchange of shares of Class B Common Stock together with CW Units held directly by Cadent.  Joel Bender disclaims beneficial ownership of the securities deemed owned by Cactus WHE in excess of his pecuniary interests therein.

(3)         Based on 47,159,099 shares of Class A Common Stock of the Issuer issued and outstanding as of December 31, 2019 and 27,957,699 shares of Class A Common Stock issuable upon the exchange of shares of outstanding Class B Common Stock together with CW Units, as described above, outstanding on that date.

Item 1(a). Name of Issuer: Cactus, Inc., a Delaware corporation (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices: 920 Memorial City Way, Suite 300, Houston, Texas 77024.

Item 2(a). Name of Person Filing: This statement is jointly filed by Cactus WH Enterprises, LLC, a Delaware limited liability company (“Cactus WHE”), Scott Bender, an individual, and Joel Bender, an individual.

Item 2(b). Address of Principal Business Office or, if None, Residence: The principal business office address of Cactus WHE, Scott Bender and Joel Bender is 920 Memorial City Way, Suite 300, Houston, Texas 77024.

Item 2(c). Citizenship: Cactus WHE is organized under the laws of the state of Delaware. Each of Scott Bender, Joel Bender and Steven Bender is a USA citizen.

Item 2(d). Title of Class of Securities: Class A common stock of the Issuer.

Item 2(e). CUSIP Number: 127203107

Item 3. If this statement is filed pursuant to § 240.13d-1(b), or § 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C.80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☒	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership.

The information regarding ownership set forth in Items 5-9 and 11 of each cover page is hereby incorporated herein by reference.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8. Identification and Classification of Members of the Group.

Cadent Energy Partners II, L.P.
Cadent Energy Partners II GP, L.P.
CEP II-GP, LLC
Cadent Management Services, LLC
Cadent Energy Partners, LLC
Cactus WH Enterprises, LLC
Scott Bender
Joel Bender

Item 9. Notice of Dissolution of Group.

Not applicable

Item 10. Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 13, 2020

By:	/s/ Scott Bender
Name:	Scott Bender

By:	/s/ Joel Bender
Name:	Joel Bender

Cactus WH Enterprises, LLC

By:	/s/ Scott Bender
Name:	Scott Bender
Title:	Manager

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, by and among the Reporting Persons, dated February 13, 2020.